     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                       ----------------------------------

                            ENERGY EAST CORPORATION
             (Exact name of registrant as specified in its charter)

                          NEW YORK                                                     14-1798693
              (State or other jurisdiction of                                       (I.R.S. Employer
               incorporation or organization)                                     Identification No.)

                         ------------------------------

                                 P.O. BOX 12904
                          ALBANY, NEW YORK 12212-2904
                                 (518) 434-3049
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                       ----------------------------------

                    KENNETH M. JASINSKI                                            LEONARD BLUM, ESQ.
        Executive Vice President and General Counsel                                FRANK LEE, ESQ.
                  Energy East Corporation                                        Huber Lawrence & Abell
                    One Canterbury Green                                            605 Third Avenue
                     Stamford, CT 06904                                            New York, NY 10158
                       (203) 325-0690                                                (212) 682-6200
       (Names, addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

                       ----------------------------------

                                WITH COPIES TO:
                             M. DOUGLAS DUNN, ESQ.
                            ROBERT B. WILLIAMS, ESQ.
                      Milbank, Tweed, Hadley & McCloy LLP
                            1 Chase Manhattan Plaza
                               New York, NY 10005
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                           AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
 TITLE OF SECURITIES TO BE REGISTERED       REGISTERED             UNIT(1)            PRICE(1)(2)       REGISTRATION FEE
Energy East Corporation
  Debt Securities.....................     $500,000,000             100%             $500,000,000           $132,000

(1) Estimated solely for the purpose of calculating the registration fee.

(2) Exclusive of accrued interest, if any.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement will then become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED            , 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                  $500,000,000

                            ENERGY EAST CORPORATION

                                DEBT SECURITIES

                               ------------------

    We may offer to sell from time to time up to $500,000,000 in principal amount of our notes, debentures or other unsecured debt securities in one or more series with the same or different terms.

    We may sell the debt securities through agents, dealers or underwriters, or directly to one or more purchasers as are designated from time to time. The specific terms of each series of the debt securities will be determined at the time they are sold and the following information will be included in a prospectus supplement:

- Total amount of debt securities offered

- Form of debt securities

- Series designation

- Agent, dealer or underwriter, if any

- Commission an agent will receive or discount a dealer or underwriter will receive and an estimate of the net proceeds we will receive

- Maturity date of debt securities

- Interest rates or method of calculating interest rates

- Interest payment dates

- Initial public offering price or purchase price

- Terms for repayment or redemption, if any

- Any other terms applicable to the debt securities

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                            ------------------------

                The date of this prospectus is           , 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
ABOUT THIS PROSPECTUS.......................................       3

WHERE YOU CAN FIND MORE INFORMATION.........................       3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...       4

ENERGY EAST CORPORATION.....................................       5

RECENT DEVELOPMENTS.........................................       6

USE OF PROCEEDS.............................................       6

RATIO OF EARNINGS TO FIXED CHARGES..........................       7

DESCRIPTION OF DEBT SECURITIES..............................       7

PLAN OF DISTRIBUTION........................................      16

EXPERTS.....................................................      17

LEGAL MATTERS...............................................      17

PRO FORMA FINANCIAL INFORMATION.............................     F-1

                            ------------------------

    In this prospectus, references to "we," "us" and "our" refer to Energy East Corporation, unless the context indicates that "we," "us" or "our" refers to Energy East Corporation together with its consolidated subsidiaries.

                            ------------------------

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings of one or more series. The aggregate principal amount of debt securities which we may offer under this prospectus is $500,000,000. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell debt securities, we will provide a "prospectus supplement" that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

    We believe that we have included or incorporated by reference in this prospectus all information material to investors, but certain details that may be important for specific investment purposes have not been included. For more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room and at its Regional Offices at:

Public Reference Room       New York Regional Office  Chicago Regional Office
Room 1024, Judiciary Plaza  Suite 1300                Citicorp Center
450 Fifth Street, N.W.      7 World Trade Center      Suite 1400
Washington, DC 20549        New York, NY 10048        500 West Madison Street
                                                      Chicago, IL 60661-2511

    You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide website that the SEC maintains at HTTP://WWW.SEC.GOV. In addition, materials and information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, New York 10005, where our common stock is listed.

    This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and any other document establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. The information filed with the SEC in the future will automatically update and supersede this information.

    We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all of the debt securities being offered under this prospectus or any prospectus supplement are sold:

    - Our Annual Report on Form 10-K for the year ended December 31, 1999.

    - Our Current Reports on Form 8-K filed January 31, 2000, February 8, 2000 and February 18, 2000.

    - Consolidated balance sheet, consolidated statement of earnings and consolidated statement of cash flows of CMP Group, Inc., and the notes related thereto, included in CMP Group's Annual Report on Form 10-K for the year ended December 31, 1999.

    Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. You may obtain documents incorporated by reference in this prospectus by writing or telephoning:

                            ENERGY EAST CORPORATION
                              Shareholder Services
                                 P.O. Box 3200
                          Ithaca, New York 14852-3200
                                 (607) 347-2506

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS
DATED              , 2000. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY
STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENTS.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, any accompanying prospectus supplement and the additional information described under the heading "Where You Can Find More Information" may contain some forward-looking statements that involve risks and uncertainties. We may make these statements about our financial condition, results of operations and business. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those indicated by such forward-looking statements, include, among others, the following:

    - our ability to compete in the rapidly changing and increasingly competitive electricity and natural gas utility markets;

    - changes in commodity supply or cost and the success of our strategies to satisfy power requirements now that all of our coal-fired generation assets have been sold;

    - our ability to control other costs;

    - the deregulation and unbundling of energy services;

    - unanticipated Year 2000 issues;

    - our ability to expand our products and services, including our energy infrastructure in the Northeast;

    - our ability to integrate the operations of Connecticut Energy Corporation, CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources with our operations;

    - the ability to obtain adequate and timely rate settlements;

    - nuclear or environmental incidents;

    - legal or administrative proceedings;

    - changes in the cost or availability of capital;

    - weather variations affecting customer energy usage; and

    - other considerations that may be disclosed from time to time in our publicly disseminated documents and filings.

    You should not place undue reliance on the forward-looking statements, which reflect circumstances only as of the date of this prospectus or any prospectus supplement or, in the case of a document incorporated by reference, the date of that document.

    The cautionary statements in this section expressly qualify, in their entirety, all subsequent forward-looking statements attributable to us or any person acting on our behalf. We do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, any prospectus supplement or documents incorporated by reference.

                            ENERGY EAST CORPORATION

    We are a holding company organized under the laws of the State of New York in 1997. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine, New Hampshire and New Jersey and offices in New York and Connecticut. On May 1, 1998, we became the parent of New York State Electric & Gas Corporation. In addition, on
February 8, 2000, we completed our merger with Connecticut Energy, which is a holding company primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, The Southern Connecticut Gas Company.

    Our principal energy delivery business is purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas in New York. After completing our merger with Connecticut Energy in February 2000, we also began purchasing, transporting and distributing natural gas in Connecticut. We generate electricity from our nuclear and hydroelectric stations. Our New York service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the state. Our Connecticut service territory extends along the southern Connecticut coast from Westport to Old Saybrook. The New York service territory has an area of approximately 19,900 square miles and a population of 2,500,000, and the Connecticut service territory has an area of approximately 488 square miles and a population of 776,000. The larger cities in New York in which we serve both electricity and natural gas are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. In Connecticut, the larger cities in which we serve natural gas are Bridgeport and New Haven. We serve approximately 825,000 electric customers and 408,000 natural gas customers. Our service territories reflect diversified economies, including high-tech firms, light industry, colleges and universities, agriculture and recreational facilities. No customer accounts for 5% or more of either electric or natural gas revenues.

    Our executive offices are located at One Canterbury Green, Stamford, Connecticut 06904 where our telephone number is (203) 325-0690 and P.O. Box 12904, Albany, New York 12212-2904 where our telephone number is
(518) 434-3049.

                              RECENT DEVELOPMENTS

    We entered into definitive merger agreements with CMP Group, CTG Resources, and Berkshire Energy during 1999 that are still pending. After completion of these mergers, these companies will become our wholly-owned subsidiaries. We expect these mergers to be completed by the end of the second quarter of 2000. In the CMP Group merger, we will acquire all of the common stock of CMP Group for $29.50 per share in cash. The CMP Group merger has an equity market value of approximately $957 million and we will assume approximately $113 million of CMP Group preferred stock and long-term debt. In the CTG Resources merger, 45% of the common stock of CTG Resources will be converted into our common stock with a value of $41.00 per CTG Resources share, and 55% will be converted into $41.00 in cash per CTG Resources share, subject to restrictions on the minimum and maximum number of shares to be issued. Shareholders will be able to specify the percentage of the consideration they wish to receive in stock and in cash, subject to proration. The CTG Resources merger has an equity market value of approximately $355 million and we will assume approximately $220 million of CTG Resources' long-term debt. In the Berkshire Energy merger, we will acquire all of the common shares of Berkshire Energy for $38.00 per share in cash. The Berkshire Energy merger has an equity market value of approximately $96 million and we will assume approximately $40 million of Berkshire Energy preferred stock and long-term debt. The shareholders of CMP Group, CTG Resources and Berkshire Energy approved their mergers with us at meetings held on October 7, 1999, October 18, 1999 and February 29, 2000, respectively. All necessary regulatory filings in connection with these merger transactions have been made. We intend to register as a holding company with the SEC under the Public Utility Holding Company Act of 1935 after these mergers are completed. Unaudited pro forma financial statements giving effect to the Connecticut Energy merger, the CMP Group merger, the CTG Resources merger and the Berkshire Energy merger are included herein beginning on page F-1.

                                USE OF PROCEEDS

    Unless otherwise specified in the supplement which accompanies this prospectus, we intend to use the net proceeds from the sale of the debt securities, along with the proceeds from the sale of our generation assets, to fund the cash portion of the merger consideration for the three pending mergers with CMP Group, CTG Resources and Berkshire Energy. In addition, we, or one of our subsidiaries, may use a portion of the proceeds for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital and repurchase of securities. We may also invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the debt securities will depend on market conditions and the availability of other funds.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our consolidated ratio of earnings to fixed charges for the five most recent fiscal years:

                                                            ENDED DECEMBER 31,
                                          -------------------------------------------------------
                                            1999          1998       1997       1996       1995
                                          --------      --------   --------   --------   --------
Ratio of earnings to fixed charges(1)...    4.14(2)       3.43       3.15       3.02       2.89

------------------------

(1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends of subsidiaries.

(2) Earnings before income taxes and fixed charges includes $84 million that we paid in federal income taxes as a result of the sale of our coal-fired generation assets. Excluding the $84 million, the ratio of earnings to fixed charges would have been 3.52.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth the general terms and provisions of the debt securities that we may offer by this prospectus. The debt securities are senior debt securities and will rank equally with all of our other unsecured and unsubordinated debt.

    The debt securities will be issued under an indenture between us and The Chase Manhattan Bank, as trustee. The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to the debt securities.

    The indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of terms used in the indenture. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities described in the applicable prospectus supplement or supplements.

    Prospective purchasers of debt securities should be aware that special U.S. Federal income tax, accounting and other considerations may be applicable to the debt securities of a particular series. The prospectus supplement relating to an issue of debt securities will describe these considerations, if they apply.

    There is no requirement under the indenture that future issues of our debt securities be issued under the indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the indenture or applicable to one or more issues of debt securities, in connection with future issues of other debt securities.

GENERAL

    The indenture does not limit the aggregate principal amount of debt securities that we may issue under the indenture. The indenture provides that the debt securities may be issued in one or more series. The debt securities may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

    Prior to the issuance of each series of debt securities, the terms of the particular securities will be specified in a supplemental indenture, a board resolution or in one or more officer's certificates authorized pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of debt securities:

    - title of the debt securities;

    - any limit on the aggregate principal amount of the debt securities;

    - the person to whom any interest on the debt securities shall be payable, if other than the person in whose name the debt securities are registered at the close of business on the regular record date;

    - the date or dates on which the principal of the debt securities will be payable or how the date or dates will be determined;

    - the rate or rates at which the debt securities will bear interest, or how the rate or rates will be determined and the date or dates from which interest will accrue;

    - the dates on which interest will be payable;

    - the record dates for payments of interest;

    - the place or places, if any, in addition to the office of the trustee, where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable;

    - the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be repaid, in whole or in part, at the option of the holder thereof;

    - any sinking fund or other provisions or options held by holders of the debt securities that would obligate us to repurchase or redeem the debt securities;

    - the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

    - any changes or additions to the events of default under the indenture or changes or additions to our covenants under the indenture;

    - any collateral, security, assurance or guarantee for the debt securities; and

    - any other specific terms applicable to the debt securities.

    Unless we otherwise indicate in the applicable prospectus supplement, the debt securities will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

    Unless we otherwise indicate in the applicable prospectus supplement, there are no provisions in the indenture or the debt securities that require us to redeem, or permit the holders to cause a redemption of, the debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

SECURITY AND RANKING

    We conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the debt securities are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends or loans or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt securities or to make any funds available for payment of amounts due on our debt securities.

    Because we are a holding company, our obligations under the debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including the rights of the holders of our debt securities, to participate in the assets of any subsidiary will be subject to the prior claims of the subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary senior to that held by us.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in a prospectus supplement, we will pay interest on our debt securities on each interest payment date by check mailed to the person in whose name the debt security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid. However, if we default in paying interest on a debt security, we will pay defaulted interest to the registered owner of the debt security in one of the following ways:

    - we will first propose to the trustee a payment date for the defaulted interest. Next, the trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the debt security as of the close of business on the special record date; or

    - we can propose to the trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the debt securities may be listed for trading. If the trustee thinks the proposal is practicable, payment will be made as proposed.

REDEMPTION

    We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series or any tranche of a series are to be redeemed, the trustee will select the debt securities to be redeemed and will choose the method of random selection it deems fair and appropriate. (See Sections 301, 1103 and 1104.)

    Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date once you surrender the debt security for redemption. (See Section 1106.) If only part of a debt security is redeemed, the trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See
Section 1107.)

    We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the debt securities. (See Section 1104.)

REGISTRATION, TRANSFER, EXCHANGE AND FORM

    The debt securities will be issued only in fully registered form, without interest coupons and in denominations that are even multiples of $1,000. Debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (See Section 305.)

    Unless we otherwise indicate in the applicable prospectus supplement, debt securities may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for such purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the indenture. (See Section 305.)

    In the event of any redemption of debt securities of any series, the trustee will not be required to exchange or register a transfer of any debt securities of the series selected, called or being called for redemption except the unredeemed portion of any debt security being redeemed in part. (See
Section 305.)

BOOK-ENTRY ONLY SYSTEM

    The following discussion pertains to debt securities that are issued in book-entry only form.

    One or more global notes would be issued to DTC, The Depository Trust Company, or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant would then keep a record of its clients who purchased the debt securities. A global note may not be transferred, except that DTC, its nominees and their successors may transfer an entire global note to one another.

    Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global notes will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants.

    DTC has advised us that it is:

    - a limited-purpose trust company organized under the New York Banking Law;

    - a "banking organization" within the meaning of the New York Banking Law;

    - a member of the Federal Reserve System;

    - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

    DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

    DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

    DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

    We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the debt securities to owners of beneficial interests in the global notes.

    It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the trustee, or us.

    Debt securities represented by a global note will be exchangeable for debt securities certificates with the same terms in authorized denominations only if:

    - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law; or

    - we instruct the trustee that the global note is now exchangeable; or

    - an event of default has occurred and is continuing.

    According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

CONSOLIDATION, MERGER, CONVEYANCE, SALE OR TRANSFER

    We have agreed not to consolidate with or merge into any other entity or convey, transfer, or lease our properties and assets substantially as an entirety to any entity unless:

    - the successor is an entity organized and existing under the laws of the United States of America or any State or the District of Columbia;

    - the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the outstanding debt securities and the performance of every covenant of the indenture that we would otherwise have to perform; and

    - immediately after giving effect to the transactions, no event of default and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing. (See
      Section 801.)

LIMITATION ON SECURED DEBT

    If this covenant is made applicable to the debt securities of any particular series, we have agreed that we will not create, issue, incur or assume any Secured Debt (as defined below) without the consent of the holders of a majority in principal amount of the outstanding debt securities of all series with respect to which this covenant is made (we refer to all such debt securities as "Benefitted Securities"), considered as one class, provided, however, that the foregoing covenant will not prohibit the creation, issuance, incurrence or assumption of any debt securities by us if either:

    - we secure all Benefitted Securities then outstanding equally and ratably with the Secured Debt; or

    - we deliver to the Trustee bonds, notes or other evidences of indebtedness secured by a Lien (as defined below) which secures the Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the Benefitted Securities then outstanding and meeting certain other requirements in the Indenture.

    "Debt" means

    - indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay such borrowed money; and

    - any guaranty by us of any such indebtedness of another person.

    "Lien" means any lien, deed of trust, pledge or security interest.

    "Secured Debt" means Debt created, issued, incurred or assumed by us which is secured by a Lien upon any shares of stock of any Significant Subsidiary, as defined in Regulation S-X of the rules and regulations under the Securities Act, whether owned at the date of the initial authentication and delivery of the debt securities of any series or thereafter acquired. (See Section 1007.)

MODIFICATION OF THE INDENTURE

    Under the indenture or any supplemental indenture, our rights and the rights of the holders of debt securities may be changed with the consent of the holders representing a majority in principal amount of the outstanding debt securities of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the holders of each outstanding debt security affected thereby:

    - change the fixed date upon which the principal of or the interest on any debt security is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount security that would be payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the currency in which, any debt security or any premium, if any, or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date such payment is due or, in the case of redemption, on or after the date fixed for such redemption;

    - reduce the stated percentage of debt securities, the consent of the holders of which is required for any modification of the applicable indenture or for waiver by the holders of certain of their rights; or

    - modify certain provisions of the indenture. (See Section 902.)

    An original issue discount security means any security authenticated and delivered under the indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

    The indenture also contains provisions permitting us and the trustee to amend the indenture in certain circumstances without the consent of the holders of any debt securities to evidence a merger, the replacement of the trustee and for certain other purposes. (See Section 901.)

EVENTS OF DEFAULT

    An event of default with respect to any series of debt securities is defined in the indenture as being any one of the following:

    - failure to pay interest on the debt securities of that series for 30 days after payment is due;

    - failure to pay principal or any premium on the debt securities of that series when due;

    - failure to perform other covenants in the indenture for 60 days after we are given written notice from the trustee or the trustee receives written notice from the registered owners of at least 25% in principal amount of the debt securities of that series;

    - failure to pay any sinking fund installment when due;

    - default occurs under any bond, note, debenture or other instrument evidencing any indebtedness for money borrowed by us, excluding any of our subsidiaries (including a default with respect to any other series of debt securities issued under the indenture), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or the payment of which is guaranteed by us), excluding any of our subsidiaries, whether such indebtedness or guarantee exists on the date of the indenture or is issued or entered into following the date of the indenture, if:

       - either:

           - such default results from failure to pay any such indebtedness when due; or

           - as a result of such default the maturity of such indebtedness has been accelerated prior to its expressed maturity; and

       - the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay any such indebtedness when due or the maturity of which has been so accelerated, aggregates at least $40 million; and

    - certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us. (See Section 501.)

    An event of default regarding a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities.

    We will be required to file with the trustee annually an officers' certificate as to the absence of default in performance of certain covenants in the indenture. (See Section 1008.) The indenture provides that the trustee may withhold notice to the holders of the debt securities of any default, except in payment of principal of, or premium, if any, or interest on, the debt securities or in the payment of any sinking fund installment with respect to the debt securities, if the trustee in good faith determines that it is in the interest of the holders of the debt securities to do so. (See Section 602.)

    The indenture provides that, if an event of default with respect to the debt securities specified therein shall have happened and be continuing, either the trustee or the holders of 25% or more in aggregate principal amount of the debt securities may declare the principal amount of all the debt securities to be due and payable immediately. However, if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the debt securities. (See Section 502.)

    Subject to the provisions of the indenture relating to the duties of the trustee, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the debt securities, unless the holders shall have offered to the trustee reasonable indemnity. (See Section 603.)

    Subject to the provision for indemnification, the holders of a majority in principal amount of the debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities. However, the trustee shall have the right to decline to follow any direction if the trustee shall determine that the action so directed conflicts with any law or the provisions of the indenture or if the trustee shall determine that the action would be prejudicial to holders not taking part in the direction. (See Section 512.)

DEFEASANCE

    The indenture provides, unless otherwise provided, with respect to a particular series of debt securities, that we may elect either (a) to be discharged from all of our obligations with respect to the debt securities of any series, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust which we refer to as "defeasance," or (b) to be released from our obligations under sections of the indenture described under "--CONSOLIDATION, MERGER, CONVEYANCE, SALE OR TRANSFER" and "--LIMITATION ON SECURED DEBT" or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, which we refer to as "covenant defeasance," if:

    - we deposit with the trustee, in trust, money, or in certain cases, U.S. government obligations sufficient to pay and discharge (i) the principal of, and premium, if any, and interest, if any, on the outstanding debt securities on the dates such payments are due, in accordance with the terms of the debt securities and (ii) any mandatory sinking fund payments applicable to the debt securities on the day on which payments are due and payable in accordance with the terms of the indenture and of the debt securities;

    - no event of default or event which with notice or lapse of time would become an event of default, including by reason of such deposit, with respect to the debt securities shall have occurred and be continuing on the date of such deposit;

    - we deliver to the trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations; and

    - we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the debt securities have been complied with. (See Sections 403 and 1009.)

    Discharged means, with respect to the debt securities of any series, the discharge of the entire indebtedness represented by, and our obligations under, the debt securities of such series and in the satisfaction of all of our obligations under the indenture relating to the debt securities of such series, except (a) the rights of holders of the debt securities of such series to receive, from the trust fund established pursuant to the indenture, payment of the principal of and interest and premium, if any, on the debt securities of such series when such payments are due, (b) our obligations with respect to the debt securities of such series with respect to registration, transfer, exchange and maintenance of a place of payment and (c) the rights, powers, trusts, duties, protections and immunities of the trustee under the indenture. (See
Section 101.)

    If we have deposited or caused to be deposited money or U.S. government obligations to pay or discharge the principal of, and premium, if any, and interest, if any, on the outstanding debt securities to and including a redemption date on which all of the outstanding debt securities are to be redeemed, such redemption date shall be irrevocably designated by a board of directors resolution delivered to the trustee on or prior to the date of deposit of such money or U.S. government obligations, and such board of directors resolution shall be accompanied by an irrevocable company request that the trustee give notice of such redemption in our name and at our expense not less than 30 nor more than 60 days prior to such redemption date in accordance with the indenture. (See Section 403.)

    U.S. government obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States. U.S. government obligations shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. government obligation or a specific payment of interest on or principal of any such U.S. government obligation held by such custodian for the account of a holder of a depositary receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. government obligation or the specific payment of interest on or principal of the U.S. government obligation evidenced by such depositary receipt. (See Section 101.)

RESIGNATION OR REMOVAL OF TRUSTEE

    The trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor trustee and such specified day. (See Section 610.)

    The trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the trustee and us and signed by the holders, or their attorneys-in-fact, representing at least a majority in principal amount of the then outstanding debt securities. In addition, under certain circumstances, we may remove the trustee upon notice to the holder of each debt security outstanding and the trustee, and appointment of a successor trustee. (See Section 610.)

CONCERNING THE TRUSTEE

    The Chase Manhattan Bank is the trustee under the indenture. Chase Manhattan also serves as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.

GOVERNING LAW

    The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                              PLAN OF DISTRIBUTION

    We may use the following methods to sell the debt securities:

    - through negotiation with one or more underwriters;

    - through one or more agents or dealers designated from time to time;

    - directly to purchasers; or

    - through any combination of the above.

The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of any series of debt securities.

    If we use any underwriters in the sale of debt securities, we will enter into an underwriting agreement, distribution agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in the prospectus supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we otherwise indicate in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the debt securities offered in the prospectus supplement if any are purchased.

    If any debt securities are sold through agents designated by us from time to time, the prospectus supplement or a supplement thereto will name any such agent, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

    Certain persons participating in an offering of the debt securities may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the debt securities in the open market.

    No series of debt securities, when first issued, will have an established trading market. Any underwriters or agents to or through whom debt securities are sold by us for public offering and sale may make a market in such debt securities, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

    In connection with the sale of the debt securities, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the debt securities may be, deemed to be underwriters within the meaning of the Securities Act of 1933. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

                                    EXPERTS

    Our financial statements and the related financial statement schedules incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements and the related financial statement schedules of CMP Group incorporated in this prospectus by reference to CMP Group's Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    The validity of the debt securities and certain other matters will be passed upon for us by Huber Lawrence & Abell, New York, New York, and for any underwriters, dealers or agents by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. As of April 11, 2000, members of Huber Lawrence & Abell owned 4,524 shares of our common stock.

                        PRO FORMA FINANCIAL INFORMATION
                            ENERGY EAST CORPORATION
                        COMBINED CONDENSED BALANCE SHEET
     GIVING EFFECT TO THE CONNECTICUT ENERGY MERGER, THE CMP GROUP MERGER,
            THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER
                              AT DECEMBER 31, 1999
                              ACTUAL AND PRO FORMA
                                  (UNAUDITED)

                                                                                          BERKSHIRE
                                        ENERGY     CONNECTICUT      CMP          CTG       ENERGY       MERGER      PRO FORMA
                                         EAST        ENERGY        GROUP      RESOURCES   RESOURCES    PRO FORMA      ENERGY
                                        ACTUAL       ACTUAL        ACTUAL      ACTUAL      ACTUAL     ADJUSTMENTS      EAST
                                      ----------   -----------   ----------   ---------   ---------   -----------   ----------
                                                                            (THOUSANDS)
  Assets
  Current Assets
    Cash and cash equivalents.......    $116,806      $6,439       $129,950     $1,645        $153     $(204,896)(4)(10)    $50,097
    Special deposits................       1,232          --             --         --          --            --         1,232
    Temporary investments...........     760,996          --             --         --          --      (760,996)(4)         --
    Accounts receivable, net........     157,383      44,022        159,385     58,513       9,224            --       428,527
    Other...........................      58,556      29,859         20,283     24,757       8,747            --       142,202
                                      ----------    --------     ----------   --------    --------     ---------    ----------
        Total Current Assets........   1,094,973      80,320        309,618     84,915      18,124      (965,892)      622,058
  Utility Plant, at Original Cost...   4,161,452     423,624      1,355,579    532,712     127,387            --     6,600,754
    Less accumulated depreciation...   2,034,312     151,225        556,588    195,239      42,452            --     2,979,816
                                      ----------    --------     ----------   --------    --------     ---------    ----------
      Net utility plant in
        service.....................   2,127,140     272,399        798,991    337,473      84,935            --     3,620,938
    Construction work in progress...      12,689       3,259         33,681      1,745       5,384            --        56,758
                                      ----------    --------     ----------   --------    --------     ---------    ----------
        Total Utility Plant.........   2,139,829     275,658        832,672    339,218      90,319            --     3,677,696
  Other Property and Investments,
    Net.............................     121,969      22,543         51,059     12,248          --         6,333(5)    214,152
  Regulatory Assets.................     216,891      95,756        625,846      8,832       6,296            --       953,621
  Other Assets......................     195,735      29,770        228,065     24,410       1,309        57,742(6)    537,031
  Goodwill..........................          --          --             --         --       2,020       997,993(7)  1,000,013
                                      ----------    --------     ----------   --------    --------     ---------    ----------
        Total Assets................  $3,769,397    $504,047     $2,047,260   $469,623    $118,068     $  96,176    $7,004,571
                                      ==========    ========     ==========   ========    ========     =========    ==========

           The notes on pages F-4 to F-6 are an integral part of the pro forma combined condensed financial statements.

                                                                                          BERKSHIRE
                                        ENERGY     CONNECTICUT      CMP          CTG       ENERGY       MERGER      PRO FORMA
                                         EAST        ENERGY        GROUP      RESOURCES   RESOURCES    PRO FORMA      ENERGY
                                        ACTUAL       ACTUAL        ACTUAL      ACTUAL      ACTUAL     ADJUSTMENTS      EAST
                                      ----------   -----------   ----------   ---------   ---------   -----------   ----------
                                                                            (THOUSANDS)
  Liabilities
  Current Liabilities
    Current portion of long-term
      debt and sinking fund
      requirements..................      $2,606      $1,585        $11,937     $3,284          --            --       $19,412
    Notes payable and interim
      financing.....................     163,240      40,100         60,199      1,800     $22,350            --       287,689
    Taxes accrued...................      14,732       3,190             --      2,305          --            --        20,227
    Other...........................     297,494      31,705        131,402     40,053       3,290       $70,318(7)    574,262
                                      ----------    --------     ----------   --------    --------     ---------    ----------
        Total Current Liabilities...     478,072      76,580        203,538     47,442      25,640        70,318       901,590
  Regulatory Liabilities
    Gain on sale of generation
      assets........................          --          --        536,368         --          --            --       536,368
    Other...........................      92,764       2,940         60,564     74,874      13,481        36,620(6)    281,243
                                      ----------    --------     ----------   --------    --------     ---------    ----------
        Total Regulatory
          Liabilities...............      92,764       2,940        596,932     74,874      13,481        36,620       817,611
  Deferred Income Taxes and
    Unamortized Investment Tax
    credits.........................     213,006      81,904         80,398      2,486       1,036        10,749(9)    389,579
  Other.............................     336,353       6,747        464,473         --       1,885            --       809,458
  Long-term debt....................   1,235,089     147,666        122,542    212,256      40,000       500,000(10)  2,257,553
                                      ----------    --------     ----------   --------    --------     ---------    ----------
        Total Liabilities...........   2,355,284     315,837      1,467,883    337,058      82,042       617,687     5,175,791

  Commitments and contingencies.....          --       2,123             --         --          --            --         2,123
  Preferred stock redeemable solely
    at the option of subsidiary.....      10,159          --         35,528        858         310            --        46,855
  Preferred stock subject to
    mandatory redemption
    requirements....................          --          --            910         --          --            --           910

  Common Stock Equity
    Common stock Energy East ($.01
      par value, 300,000 shares
      authorized and 109,343 shares
      outstanding as of Dec. 31,
      1999).........................       1,108          --             --         --          --           155         1,263
    Common stock Connecticut Energy
      ($1 par value, 30,000 shares
      authorized and 10,374 shares
      outstanding as of Dec. 31,
      1999).........................          --      10,374             --         --          --       (10,374)           --
    Common stock CMP Group ($5 par
      value, 80,000 shares
      authorized and 32,443 shares
      outstanding as of Dec. 31,
      1999).........................          --          --        162,213         --          --      (162,213)           --
    Common stock CTG Resources (No
      par value, 20,000 shares
      authorized and 8,648 shares
      outstanding as of Dec. 31,
      1999).........................
    Common stock Berkshire Energy
      Resources (No par value,
      10,000 shares authorized and
      2,523 shares outstanding as of
      Dec. 31, 1999)................          --          --             --         --      28,838       (28,838)           --
    Capital in excess of par
      value.........................     659,255     123,152        284,330     67,448          --      (100,147)    1,034,038
    Retained earnings...............     782,588      52,781         97,038     64,728       6,878      (221,425)      782,588
    Adjustment for minimum pension
      liability.....................          --        (220)            --         --          --           220            --
    Unearned compensation--
      restricted stock awards.......          --          --             --       (469)         --           469            --
    Treasury stock, at cost (1,500
      shares at Dec. 31, 1999)......     (38,997)         --           (642)        --          --           642       (38,997)
                                      ----------    --------     ----------   --------    --------     ---------    ----------
      Total Common Stock Equity.....   1,403,954     186,087        542,939    131,707      35,716      (521,511)    1,778,892
                                      ----------    --------     ----------   --------    --------     ---------    ----------
      Total Liabilities and
        Shareholders' Equity........  $3,769,397    $504,047     $2,047,260   $469,623    $118,068       $96,176    $7,004,571
                                      ==========    ========     ==========   ========    ========     =========    ==========

           The notes on pages F-4 to F-6 are an integral part of the pro forma combined condensed financial statements.

                            ENERGY EAST CORPORATION
                     COMBINED CONDENSED STATEMENT OF INCOME
     GIVING EFFECT TO THE CONNECTICUT ENERGY MERGER, THE CMP GROUP MERGER,
            THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER
                     TWELVE MONTHS ENDED DECEMBER 31, 1999
                              ACTUAL AND PRO FORMA
                                  (UNAUDITED)

                                                                                          BERKSHIRE                      PRO
                                                CONNECTICUT       CMP          CTG         ENERGY         MERGER        FORMA
                                 ENERGY EAST       ENERGY        GROUP      RESOURCES     RESOURCES     PRO FORMA       ENERGY
                                    ACTUAL         ACTUAL       ACTUAL       ACTUAL        ACTUAL      ADJUSTMENTS       EAST
                                 ------------   ------------   ---------   -----------   -----------   ------------   ----------
                                                              (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues
  Sales and services...........   $2,278,608      $235,633     $992,656     $292,179       $51,775             --     $3,850,851
Operating Expenses
  Electricity purchased and
    fuel used in generation....      905,367            --      515,591           --            --             --      1,420,958
  Natural gas purchased........      186,722       103,980           --      145,860        23,612             --        460,174
  Other operating expenses.....      312,129        49,529      238,703       55,450        13,729             --        669,540
  Maintenance..................       85,849         3,759       33,180        7,702           617             --        131,107
  Depreciation and
    amortization...............      639,069        18,330       50,593       20,352         4,631        $24,950(11)    757,925
  Other taxes..................      194,783        15,323       22,374       19,993         2,211             --        254,684
  Gain on sale of generation
    assets.....................     (674,572)           --           --           --            --             --       (674,572)
  Writeoff of Nine Mile Point
    2..........................       82,050            --           --           --            --             --         82,050
                                  ----------      --------     --------     --------       -------       --------     ----------
      Total Operating
        Expenses...............    1,731,397       190,921      860,441      249,357        44,800         24,950      3,101,866
                                  ----------      --------     --------     --------       -------       --------     ----------
Operating Income...............      547,211        44,712      132,215       42,822         6,975        (24,950)       748,985
Other (Income) and Deductions..      (39,214)        2,874      (37,902)      (3,621)       (2,171)            --        (80,034)
Merger related expenses........           --         3,736        4,385        3,698           438             --         12,257
Interest Charges, Net..........      132,908        13,354       53,471       15,578         4,313         40,000(10)    259,624
Preferred Stock Dividends of
  Subsidiary...................        2,706            --        3,315           61            15             --          6,097
                                  ----------      --------     --------     --------       -------       --------     ----------
Income Before Federal Income
  Taxes........................      450,811        24,748      108,946       27,106         4,380        (64,950)       551,041
Federal Income Taxes...........      214,494         8,370       54,092       13,292         1,816        (14,000)(9)    278,064
                                  ----------      --------     --------     --------       -------       --------     ----------
Income Before Extraordinary
  Item.........................      236,317        16,378       54,854       13,814         2,564        (50,950)       272,977
Extraordinary Loss on Early
  Extinguishment of Debt, Net
  of Income Tax Benefit of
  $9,458.......................       17,566            --           --           --            --             --         17,566
                                  ----------      --------     --------     --------       -------       --------     ----------
Net Income.....................     $218,751       $16,378      $54,854      $13,814        $2,564       ($50,950)      $255,411
                                  ==========      ========     ========     ========       =======       ========     ==========
Earnings Per Share, basic and
  diluted......................   $     1.88                                                                          $     1.94
Average Common Shares
  Outstanding..................      116,316                                                               15,548        131,864

           The notes on pages F-4 to F-6 are an integral part of the pro forma combined condensed financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS
         GIVING EFFECT TO THE CONNECTICUT ENERGY MERGER, THE CMP GROUP
        MERGER, THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER

NOTE 1.  UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS.

    The unaudited pro forma combined condensed financial statements as of and for the twelve months ended December 31, 1999, have been adjusted to give effect to the Connecticut Energy merger that was completed in February 2000, the CMP Group merger, the CTG Resources merger and the Berkshire Energy merger. The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in compliance with generally accepted accounting principles. Estimates relating to the fair value of some assets, liabilities and other events have been made as more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the mergers on the basis of appraisals and evaluations. Therefore, actual amounts may differ from those reflected below.

    The unaudited pro forma combined condensed balance sheet assumes that the mergers occurred on December 31, 1999. The unaudited pro forma combined condensed statement of income for the twelve months ended December 31, 1999, assumes that the mergers were completed on January 1, 1999 and reflects the effect of the sales of Energy East's coal-fired generation assets and CMP Group's steam and hydro generation assets when they occurred in March and May 1999 and April 1999, respectively, and has not been adjusted to reflect the effect of those transactions as of January 1, 1999.

    The pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East, which are incorporated by reference. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the sales and the mergers been completed on January 1, 1999 or December 31, 1999, as assumed above; nor is the information necessarily indicative of future financial position or operating results.

NOTE 2.  ACCOUNTING METHOD.

    The Connecticut Energy merger, the CMP Group merger, the CTG Resources merger and the Berkshire Energy merger will be accounted for using the purchase method of accounting in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase prices over the estimated net fair value of assets and liabilities of Connecticut Energy's, CMP Group's, CTG Resources's and Berkshire Energy's utility and nonutility businesses at the time of closing, plus Energy East's estimated transaction costs related to the mergers. The assets and liabilities of CMP Group's, CTG Resources's and Berkshire Energy's unregulated subsidiaries will be revalued to fair value, including an allocation of goodwill to the subsidiaries, if appropriate. The remaining goodwill will be allocated to Southern Connecticut Gas, Central Maine Power, Connecticut Natural Gas, and Berkshire Gas Company and will be recorded as an acquisition adjustment. As our fair value estimates are preliminary in nature, the amount of goodwill will be adjusted over the twelve months following the mergers as actual amounts become known.

NOTE 3.  EARNINGS PER SHARE AND AVERAGE SHARES OUTSTANDING.

    The pro forma earnings per share and number of average shares outstanding have been restated to reflect Energy East's two-for-one common stock split, effective April 1, 1999, the number of shares, 9.4 million, that were issued to Connecticut Energy shareholders upon completion of that merger in February 2000 and the average number of shares that would have been outstanding if the merger with CTG Resources occurred at the beginning of the periods presented assuming a conversion of 45% CTG Resources shares into 1.57 Energy East shares per CTG Resources share. The following table presents the range of shares that could be issued based on various potential conversion ratios under the merger agreement:

Conversion ratio..............................   1.36     1.57    1.73
Number of shares (thousands)..................  5,296    6,107   6,740

NOTE 4.  CASH CONSIDERATION.

    This amount reflects the cash consideration paid to Connecticut Energy shareholders based on a purchase price of $42.00 per share for 50% of the Connecticut Energy shares outstanding, the cash consideration paid to CMP Group's shareholders based on a purchase price per share of $29.50 for all of the CMP Group shares outstanding, the cash consideration paid to CTG Resources shareholders based on a purchase price per share of $41.00 for 55% of the CTG Resources shares outstanding and the cash consideration paid to Berkshire Energy shareholders based on a purchase price per share of $38.00 for all of the Berkshire Energy shares outstanding.

NOTE 5.  OTHER PROPERTY AND INVESTMENTS.

    This amount reflects the increase in book value of Connecticut Energy's nonutility assets to fair market value based on independent appraisal.

NOTE 6.  OTHER ASSET AND RELATED REGULATORY LIABILITY.

    This amount reflects the recognition of an other asset and related regulatory liability for the estimated difference between Connecticut Energy's, CMP Group's, CTG Resources's and Berkshire Energy's net pension and other postretirement benefit obligations and the previously recognized asset or liability.

NOTE 7.  GOODWILL.

    This amount reflects the recognition of: (1) an amount of goodwill equal to the excess of the estimated purchase price of $433.3 million over the estimated net fair value of the assets and liabilities of Connecticut Energy of $192.3 million, plus estimated amounts for transaction costs, costs associated with change in control and employment agreements, and a workforce management plan, which total $41.4 million; (2) an amount of goodwill equal to the excess of the estimated purchase price of $957 million over the estimated net fair value of the assets and liabilities of CMP Group of $542.9 million, plus estimated transaction costs of $11 million related to the merger; (3) an amount of goodwill equal to the excess of the estimated purchase price of $354.6 million over the estimated net fair value of the assets and liabilities of CTG Resources of $131.7 million, plus estimated transaction costs of $6.5 million related to the merger; and (4) an amount of goodwill equal to the excess of the estimated purchase price of $96 million over the estimated net fair value of the assets and liabilities of Berkshire Energy acquired of $35.7 million, plus estimated transaction costs of $1 million related to the merger.

NOTE 8.  MERGER-RELATED COSTS.

    Energy East, Connecticut Energy, CMP Group, CTG Resources and Berkshire Energy will incur direct expenses related to the merger, including financial advisory, legal and accounting fees. The pro forma adjustments include an estimate for Energy East's merger-related costs of $3 million for

Connecticut Energy, $11 million for the CMP Group merger, $6.5 million for the CTG Resources merger, and $1 million for the Berkshire Energy merger, which are included in goodwill. Connecticut Energy, CMP Group, CTG Resources and Berkshire Energy expect to incur approximately $5.5 million, $7.5 million, $5.5 million and $2 million, of merger-related costs, respectively, which they will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

NOTE 9.  INCOME TAXES.

    Income taxes on the pro forma combined condensed income statement have been based on the statutory rate and adjusted for goodwill, which is not tax deductible.

NOTE 10.  LONG-TERM DEBT.

    This amount reflects the issuance of $500 million principal amount of long-term debt with an assumed interest rate of 8%, the proceeds of which will be used to fund a portion of the consideration paid to CMP Group, CTG Resources and Berkshire Energy shareholders. A 1/8 of 1% change in the interest rate will increase or decrease interest expense $.6 million (See Note 4).

NOTE 11.  AMORTIZATION OF GOODWILL.

    This amount represents the amortization of goodwill, for financial accounting purposes, over a 40-year period. The goodwill is not amortizable for tax purposes.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as follows:

SEC registration fee........................................  $132,000
Blue Sky fees and expenses..................................  $  3,500
Accounting services.........................................  $ 50,000
Printing expenses...........................................  $ 40,000
Trustee fees and expenses...................................  $ 10,000
Rating agency fees..........................................  $200,000
Legal fees and expenses.....................................  $ 80,000
Miscellaneous...............................................  $ 19,500
                                                              --------
      Total.................................................  $535,000
                                                              ========

    All of the above, except the SEC registration fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Business Corporation Law of the State of New York provides that if a derivative action is brought against a director or officer, the registrant may indemnify him against amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred by him in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the registrant's best interests, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the registrant. In a nonderivative action or threatened action, the Business Corporation Law provides that the registrant may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him in defending such action if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interests of the registrant.

    Under the Business Corporation Law, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, such director or officer may be indemnified only if certain conditions specified in the Business Corporation Law are met. The indemnification provisions of the Business Corporation Law are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the by-laws of a corporation or, whether authorized by such certificate of incorporation or by-laws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for such indemnification.

    The above is a general summary of certain provisions of the Business Corporation Law and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the Business Corporation Law.

    The registrant's By-Laws provide that to the extent not prohibited by law, the registrant shall indemnify each person made, or threatened to be made, a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator or intestate, (i) is or was a director or officer of the registrant or (ii) is or was serving any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity at the registrant's request.

    The registrant's By-Laws also provide, among other things, that:

        (1) no indemnification shall be made to or on behalf of any director or officer, if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled;

        (2) the rights to indemnification and advancement of defense expenses granted by or pursuant to the By-Laws shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, certificate of incorporation, by-law, resolution or agreement; and

        (3) the registrant may, with the approval of its Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the registrant, or who is serving, or is about to serve, at the request of the registrant, as a director, officer, or in any other capacity, any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which agreement may provide for indemnification of such person and advancement of defense expenses to such person upon such terms, and to the extent, not prohibited by law.

    The registrant has insurance policies indemnifying its directors and officers against certain obligations that may be incurred by them, subject to certain retention and co-insurance provisions.

ITEM 16.  EXHIBITS

    See Exhibit Index.

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

        (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's certificate of incorporation, by-laws, the New York Business Corporation Law, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 14, 2000.

                                                       ENERGY EAST CORPORATION

                                                       By:                /s/ FRANK LEE
                                                            -----------------------------------------
                                                                            Frank Lee
                                                                         ATTORNEY-IN-FACT

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 14, 2000.

                      SIGNATURE                                            TITLE
                      ---------                                            -----
Principal Executive, Financial and Accounting
  Officer:

                          *
     -------------------------------------------                   Chairman and Director
                Wesley W. von Schack

Directors:

                          *
     -------------------------------------------                          Director
                   Richard Aurelio

                          *
     -------------------------------------------                          Director
                  James A. Carrigg

                          *
     -------------------------------------------                          Director
                 Alison P. Casarett

                          *
     -------------------------------------------                          Director
                 Joseph J. Castiglia

                          *
     -------------------------------------------                          Director
                   Lois B. DeFleur

                          *
     -------------------------------------------                          Director
                    Paul L. Gioia

                          *
     -------------------------------------------                          Director
                    Ben E. Lynch

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                          *
     -------------------------------------------                          Director
                   John M. Keeler

                          *
     -------------------------------------------                          Director
                   Walter G. Rich

                    /s/ FRANK LEE
     -------------------------------------------          As attorney-in-fact for the officers and
                      Frank Lee                                directors marked by an asterisk

                                 EXHIBIT INDEX

EXHIBIT NO.                                 DESCRIPTION                           METHOD OF FILING
-----------             ---------------------------------------------------  --------------------------
         1              Form of Underwriting Agreement.                      Filed herewith.

         4-1            Form of Indenture from Energy East to The Chase      Filed herewith.
                        Manhattan Bank, as Trustee.

         4-2            Form of Debt Security.                               Included in Exhibit 4-1.

         5              Opinion of Huber Lawrence & Abell with respect to    Filed herewith.
                        the legality of the securities registered
                        hereunder.

        12              Computation of Ratio of Earnings to Fixed Charges.   Filed herewith.

        23-1            Consent of Huber Lawrence & Abell.                   Included in opinion filed
                                                                             as Exhibit 5.

        23-2            Consent of PricewaterhouseCoopers LLP.               Filed herewith.

        23-3            Consent of PricewaterhouseCoopers LLP.               Filed herewith.

        24-1            Powers of Attorney of Directors and Officers.        Filed herewith.

        24-2            Power of Attorney of the Registrant.                 Filed herewith.

        25              Statement of Eligibility and Qualification of The    Filed herewith.
                        Chase Manhattan Bank as Trustee under the
                        Indenture.